AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2024

Securities Act File No. 333-280637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

|X| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]	Pre-Effective Amendment No. __

[X]	Post-Effective Amendment No. 1

JAMES ALPHA FUNDS TRUST

(a Delaware statutory trust)

(Exact Name of Registrant as Specified in Charter)

515 Madison Avenue
New York, New York 10022

(Address of Principal Executive Office)

(646) 201-4042

(Registrant's Telephone Number, Including Area Code)

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

(Name and Address of Agent for Service)

With copy to:

Matthew DiClemente, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600,

Philadelphia, Pennsylvania 19103

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

Explanatory Note: This Post-Effective Amendment No. 1 is being made for the purpose of filing the executed Agreement and Plan of Reorganization (Exhibit 4) and the executed opinion of counsel as to tax matters and consequences to shareholders (Exhibit 12) to Part C of the Registration Statement.

No information contained in Parts A or B of the Joint Proxy Statement/Prospectus and Statement of Additional Information electronically filed with the SEC on Form N-14/A on September 5, 2024 (Accession No. 0001580642-24-005257), which are incorporated herein by reference in their entirety, is amended, deleted or superseded hereby.

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PART C

OTHER INFORMATION

Item 15. INDEMNIFICATION.

Indemnification provisions for officers, trustees, and employees of the Registrant are set forth in Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust and Article VIII of the Registrant’s Bylaws, and are hereby incorporated by reference. See Item 16(1) and 16(2) below. Under the Amended and Restated Agreement and Declaration of Trust, dated January 8, 2021 (i) a Trustee or officer of the Registrant, when acting in such capacity, shall not be personally liable to any person for any act, omission or obligation of the Registrant or any Trustee or officer of the Registrant; provided, however, that nothing contained in the Amended and Restated Agreement and Declaration of Trust shall protect any Trustee or officer against any liability to the Registrant or to shareholders to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office with the Registrant; (ii) every Trustee, officer, employee or agent of the Registrant shall be indemnified by the Registrant to the fullest extent permitted by the Delaware Statutory Trust Act, the Registrant’s Bylaws and other applicable law; and (iii) in case any shareholder or former shareholder of the Registrant shall be held to be personally liable solely by reason of his being or having been a shareholder of the Registrant or any fund or class and not because of their acts or omissions or for some other reason, the shareholder or former shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or general successor) shall be entitled, out of the assets belonging to the applicable fund (or allocable to the applicable class), to be held harmless from and indemnified against all loss and expense arising from such liability in accordance with the Registrant’ Bylaws and applicable law. The Registrant, on behalf of the affected fund (or class), shall upon request by the shareholder, assume the defense of any such claim made against the shareholder for any act or obligation of that fund (or class).

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS

(1)(a)	Amended and Restated Agreement and Declaration of Trust of the Registrant is incorporated by reference to the Registrant’s Registration Statement filed on January 26, 2021.

(1)(b)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust of the Registrant is incorporated by reference to the Registrant’s Registration Statement filed on January 26, 2021.

(1)(c)	Amended Schedule A to the Amended and Restated Agreement and Declaration of Trust of the Registrant is incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024.

(2)	Bylaws of the Registrant are incorporated herein by reference to the Registrant’s initial Registration Statement filed on October 23, 2020.

(3)	Not Applicable.

(4)	Agreement and Plan of Reorganization by and among the Registrant, on behalf of the Funds, is filed herewith.
(5)	Agreement and Declaration of Trust: Articles II, VI, VII, VIII, and IX; and Bylaws: Articles IV, V, and VI define the rights of security holders.
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(6)(a)	Forms of Investment Management Agreements by and between the Registrant, on behalf of Easterly Global Real Estate Fund, Easterly Hedged Equity Fund, and Easterly Income Opportunities Fund, and Easterly Investment Partners LLC are incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024.

(6)(b)	Form of Operating Expense Limitation Agreement by and between the Registrant, on behalf of Easterly Global Real Estate Fund, Easterly Hedged Equity Fund, Easterly Income Opportunities Fund, Easterly Snow Small Cap Value Fund and Easterly Snow Long/Short Opportunity Fund, and Easterly Investment Partners LLC are incorporated by reference to the Registrant’s Registration Statement filed on June 28, 2024.

(6)(c)	Form of Investment Sub-Advisory Agreement by and between Easterly Investment Partners LLC and Orange Investment Advisors, LLC for Easterly Income Opportunities Fund is incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024.

(6)(d)	Form of Investment Sub-Advisory Agreement by and between Easterly Investment Partners LLC and Ranger Global Real Estate Advisors, LLC for Easterly Global Real Estate Fund is incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024.

(6)(e)	Form of Investment Sub-Advisory Agreement by and between Easterly Investment Partners LLC and EAB Investment Group, LLC for Easterly Hedged Equity Fund is incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024

(6)(f)	Investment Management Agreements by and between the Registrant, on behalf of the Easterly Snow Small Cap Value Fund and Easterly Snow Long/Short Opportunity Fund, and Easterly Investment Partners LLC are incorporated by reference to the Registrant’s Registration Statement filed on November 8, 2021.
(6)(g) (6)(h)

Form of Investment Management Agreements by and between the Registrant, on behalf of the Easterly ROCMuni High Income Municipal Bond Fund and the Easterly ROCMuni Short Term Municipal Bond Fund, and Easterly Investment Partners LLC are incorporated by reference to the Registrant’s Registration Statement filed on August 29, 2024.

Form of Operating Expense Limitation Agreement by and between the Registrant, on behalf of Easterly ROCMuni High Income Municipal Bond Fund and the Easterly ROCMuni Short Term Municipal Bond Fund, and Easterly Investment Partners LLC is incorporated by reference to the Registrant’s Registration Statement filed on August 29, 2024.

(7)	Form of Distribution Agreement by and between the Registrant and the Distributor is incorporated by reference to the Registrant’s Registration Statement filed on December 29, 2023.

(8)	Not Applicable.

(9)	Custodian Agreement by and between the Registrant and the Custodian is incorporated by reference to the Registrant’s Registration Statement filed on September 13, 2021.

(10)(a)	Amended Distribution and Shareholder Services Plan regarding Class A shares is incorporated by reference to the Registrant’s Registration Statement filed on December 29, 2023.

(10)(b)	Amended Distribution and Shareholder Services Plan regarding Class C shares is incorporated by reference to the Registrant’s Registration Statement filed on December 29, 2023.

(10)(c)	Amended and Restated Rule 18f-3 Plan is incorporated by reference to the Registrant’s Registration Statement filed on March 28, 2024.

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(11)	Opinion and consent of K&L Gates LLP is incorporated by reference to the Registrant’s Registration Statement filed on July 1, 2024.

(12)	Opinion of K&L Gates LLP, supporting the tax matters and consequences to shareholders is filed herewith.

(13)(a)	Master Services Agreement by and between the Registrant and the Administrator is incorporated by reference to the Registrant’s Registration Statement filed on March 22, 2021.

(13)(b)	Amendment No. 1 to the Administration Agreement by and between the Registrant and the Administrator is incorporated by reference to the Registrant’s Registration Statement filed on December 29, 2022.

(13)(c)	Amendment No. 2 to the Administration Agreement by and between the Registrant and the Administrator is incorporated by reference to the Registrant’s Registration Statement filed on June 28, 2022.

(13)(d)	Form of Derivatives Risk Management Program Support Services Addendum by and between the Registrant and the Administrator is incorporated by reference to the Registrant’s Registration Statement filed on December 29, 2022.

(14)	Consent of Cohen & Company, Ltd. is incorporated by reference to the Registrant’s Registration Statement filed on September 5, 2024.

(15)	Not Applicable.

(16)	Powers of Attorney are incorporated by reference to the Registrant’s Registration Statement filed on July 1, 2024.

(17)(a)	Code of Ethics for the Registrant is incorporated by reference to the Registrant’s Registration Statement filed on January 26, 2021.

(17)(b)	Code of Ethics for the Distributor and Easterly Investment Partners LLC is incorporated by reference to the Registrant’s Registration Statement filed on June 28, 2024.

Item 17.	Undertakings

(1) (2) (3)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CRF 203.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

The undersigned Registrant undertakes to file an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Warren, and State of Rhode Island, on the 14th day of November, 2024.

JAMES ALPHA FUNDS TRUST

By: /s/ Darrell Crate*

Name: Darrell Crate

Title: President and Chairperson

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ Darrell Crate* Darrell Crate	President, Trustee and Chairperson of the Board (principal executive officer)	November 14, 2024
/s/ Michael J. Montague* Michael J. Montague	Treasurer (principal financial officer)	November 14, 2024
/s/ Neil Medugno* Neil Medugno	Trustee	November 14, 2024
/s/ A. Clayton Spencer* A. Clayton Spencer	Trustee	November 14, 2024

* By:

/s/ Timothy Burdick

Timothy Burdick, Attorney-in-Fact

Pursuant to Power of Attorney filed herewith

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INDEX
Exhibit Number	Description
4	Agreement and Plan of Reorganization by and among the Registrant.
12	Opinion of K&L Gates LLP

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